UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Cantaloupe, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

138103106

(CUSIP Number)

Douglas L. Braunstein

Hudson Executive Capital LP

c/o Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 521-8495

with a copy to:

Richard M. Brand

Michael D. Pinnisi

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 138103106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,270,694
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,270,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,270,694
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.73%(1)
14	TYPE OF REPORTING PERSON PN, IA
(1)	Calculated based on 72,797,023 shares of outstanding common stock, no par value, of the Issuer, as of February 5, 2024, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024.

CUSIP No. 138103106	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,270,694
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,270,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,270,694
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.73%(2)
14	TYPE OF REPORTING PERSON PN, IA
(2)	Calculated based on 72,797,023 shares of outstanding common stock, no par value, of the Issuer, as of February 5, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on February 8, 2024.

CUSIP No. 138103106	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,212
	8	SHARED VOTING POWER 9,270,694
	9	SOLE DISPOSITIVE POWER 20,212
	10	SHARED DISPOSITIVE POWER 9,270,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,290,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.76% (3)
14	TYPE OF REPORTING PERSON IN
(3)	Calculated based on 72,797,023 shares of outstanding common stock, no par value, of the Issuer, as of February 5, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on February 8, 2024.

CUSIP No. 138103106	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 13, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Common Stock”), of Cantaloupe, Inc., a company organized under the laws of the State of Pennsylvania (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 13 shall have the meanings set forth in the Schedule 13D.

Preliminary Statement

This filing reports in-kind distribution of Issuer shares to the limited partners of special purpose vehicle HEC SPV IV LP (“HEC SPV IV”). No consideration was paid in connection with these distributions. To further facilitate the return of capital to those limited partners, the Reporting Persons sold 90,582 Issuer shares, including certain legended shares, and intend to distribute the net proceeds from those sales to the limited partners. The Reporting Persons have no current plans to sell any other shares of this Issuer but reserve their right to do so in their discretion.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of Common Stock. The principal executive offices of the Issuer are located at 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania 19355.

Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), beneficially owns an aggregate of 9,270,694 shares of Common Stock representing approximately 12.73% of the issued and outstanding shares of Common Stock. HEC Management GP LLC, a Delaware limited liability company (“Management GP”), beneficially owns an aggregate of 9,270,694 shares of Common Stock representing approximately 12.73% of the issued and outstanding shares of Common Stock. Douglas L. Braunstein, a citizen of the United States of America, beneficially owns an aggregate of 9,290,906 shares of Common Stock representing approximately 12.76% of the issued and outstanding shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are each hereby amended and supplemented to incorporate by reference the information provided in the cover pages and in response to Item 1 of this Amendment No. 13.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) On February 21, 2024, as discussed in the Preliminary Statement above, the Reporting Persons sold 90,582 shares of Common Stock, including certain legended shares, held by HEC SPV IV in multiple transactions through a broker-dealer at a weighted average sale price of $6.30 per share. These shares of Common Stock were sold in multiple transactions at prices ranging from $6.22 to $6.53, inclusive. The Reporting Persons undertake to provide the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in the immediately preceding sentence. In addition, on February 20, 2024, the Reporting Persons effected a series of pro rata share-in-kind distributions of 2,884,584 total shares of Common Stock held by HEC SPV IV to direct and indirect owners of HEC SPV IV.

CUSIP No. 138103106	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein